December 10, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Cascio

Re:	DSP Group, Inc.
Form 10-K for the year ended December 31, 2013 Filed March 18, 2014 File No. 001-35256

Dear Mr. Cascio:

We are responding to your letter dated November 25, 2014 regarding comments by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). This letter repeats the comment in the Staff’s letter in bolded typeface, followed by our response. Unless the context otherwise requires, references to “DSP Group,” “the Company,” “our,” “us,” or “we” mean DSP Group, Inc. on a consolidated basis with its wholly owned subsidiaries.

1.

You state on page 9 of the 10-K and in other locations that sales to Panasonic through your distributor Tomen Electronics represented 14% of your total revenues for 2013. The Panasonic website provides information for local warranties as well as agents or dealers in Sudan and Syria. Furthermore, in a publicly available letter to the Commission dated March 22, 2011 Panasonic indicates that its subsidiaries sell products to distributors that are located and have service shops in Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: We acknowledge the Staff's comment and advises that the Company has not during the past three fiscal years covered by the Form 10-K provided, do not currently provide, and have no future plans to provide, any services, products or technologies to Syria or Sudan, their governments, or entities they control. During the past three fiscal years, the Company has not entered into any agreements or arrangements with Syria or Sudan and has no future plans to enter into any such agreements or arrangements. Furthermore, the Company does not maintain any offices or other facilities in Syria or Sudan, has no employees in any of those countries, and has no assets or liabilities associated with activities in any of those countries.

Mr. Cascio

December 10, 2014

Until the Staff’s letter, we were not aware of the publicly available letter from Panasonic to the Staff referenced above. After reviewing the letter, we note that Panasonic mentioned in the letter that it had distributors in Syria and Sudan to whom Panasonic’s subsidiaries operating in those regions sold “consumer electronics/electric products.” It is unclear to us from the letter that cordless phones, which is the end product incorporating our products, were part of the mix of “consumer electronics/electric products” sold by the distributors in Syria and Sudan. Moreover, as noted by the Staff, sales to Panasonic are made through our distributor, Tomen Electronics, and such products were cordless telephony products specifically designed for the communications standard for the U.S. and European markets. Therefore, we had no knowledge or any basis to believe that Panasonic would sell cordless phone products marketed to consumers in the U.S. and European markets to Syria or Sudan.

In addition, the Company has taken steps to ensure that its products are not sold, directly or indirectly, to any customers in Syria or Sudan. For example, the Company’s terms and conditions, which are applicable to all customers, provide the following relevant representation by, and limitation of, its customers:

LEGAL COMPLIANCE: Buyer shall at all times comply with all applicable federal, state and local laws and regulations, specifically with any applicable export or import control laws and regulations regarding the Ordered Goods and any software and/or documentation related thereto, and Buyer will indemnify and hold DSPG harmless from and against all claims, damages, losses, liabilities, and costs arising out of or in connection with any violation thereof. … DSPG may suspend and/or terminate its obligations to deliver Ordered Goods to Buyer without incurring any liability towards Buyer, if not all applicable governmental export or import requirements are satisfied and/or licenses and authorizations have been obtained. If an end-user statement is required, Buyer shall immediately provide DSPG with such document upon DSPG’s first written request; if an import license is required, Buyer shall inform DSPG immediately thereof and Buyer shall provide DSPG with such document as soon as it is available.

Furthermore, the Company has a Code of Business Conduct and Ethics which applies to all Company employees wherever they are located or doing business, and which sets forth the Company's enterprise-wide policy that all employees must be aware of and comply with applicable economic sanctions laws and regulations. The relevant excerpts from the code are set forth below:

Sales Agents, Representatives, Distributors, and Consultants

Agreements with sales representatives, agents, marketing consultants, distributors and other parties, require adherence to DSPG policy and applicable U.S. and foreign laws and regulations.

Doing Business Internationally

DSPG is committed to the highest business conduct standards wherever it operates. DSPG observes these standards worldwide, even at the risk of losing business. While no one can anticipate all the situations that may present challenges to DSPG employees doing business in the worldwide marketplace, the following guidelines always apply:

• Observe all laws and regulations, both U.S. and non-U.S., that apply to business abroad.

• Observe all licensing requirements and the requirements of applicable import and export control laws.

Mr. Cascio

December 10, 2014

Nonetheless, while the Company seeks to prevent the unauthorized sale of its products to customers in Syria and Sudan, the Company’s products are incorporated into cordless telephony products which are very portable, and therefore, the Company, does not have the ability to prevent third parties from themselves transporting cordless telephony products that incorporate the Company’s products into the identified countries.

2.

Please discuss the materiality of any contacts with Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As noted in response #1 above, the Company has no contacts with Sudan and Syria.

Liquidity and Capital Resources, page 47

3.

We see on page 97 that your U.S. operations have historically generated net losses and on page 99 that you intend to indefinitely reinvest undistributed earnings of your foreign subsidiaries. Please quantify for us the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. Please also tell us your consideration of providing enhanced liquidity disclosures to describe these amounts that would be subject to potential repatriation of undistributed earnings taxes to illustrate that some cash and investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: We acknowledge the Staff's comments and have reviewed Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. We note that as stated in Item 303(a)(1) of Regulation S-K, a company should "identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way.” However, as stated in the Form 10-K, we do not expect to remit earnings from our foreign subsidiaries. As such, we do not anticipate the repatriation of undistributed earnings to likely result in a material impact to our liquidity. Moreover, the Company believes it has sufficient resources, cash flow and liquidity within the United States to fulfill its cash needs. Accordingly, further disclosure was not included in prior filings. The Company supplementally notes that as of December 31, 2013, the Company held cash and cash equivalents, and short-term investments of $127.7 million, of which $102.3 million was held by foreign entities. However, we acknowledge the Staff's comment. Accordingly, we will enhance our future disclosure, starting with the Form 10-K for the fiscal year ending December 31, 2014. A draft of the proposed enhancement to our disclosure is as follows:

“We held cash and cash equivalents and short-term investments of $x.x million as of December 31, 201X, of which $x.x million was held by foreign entities. Our intent is to permanently reinvest earnings of our foreign operations and our current operating plans do not demonstrate a need to repatriate foreign earnings to fund our U.S. operations. However, if these funds were needed for our operations in the United States, we would be required to accrue and pay U.S. taxes as well as taxes in other countries to repatriate these funds. The determination of the amount of additional taxes related to the repatriation of these earnings is not practicable, as it may vary based on various factors such as the location of the cash and the effect of regulation in the various jurisdictions from which the cash would be repatriated.”

Mr. Cascio

December 10, 2014

Financial Statements

Note 15 – Taxes on Income, page 97

4.

Please tell us how your disclosure of the indefinite reinvestment of your foreign subsidiaries’ undistributed earnings in the first paragraph of page 99 complies with paragraphs 50-1 and 50-2 of FASB A SC 740-30.

Response: As noted in our response to Comment #3, the Company’s intent is to permanently reinvest earnings of our foreign operations and our current operating plans do not demonstrate a need to repatriate foreign earnings to fund our U.S. operations. However, if these funds were needed for our operations in the United States, we would be required to accrue and pay U.S. taxes as well as taxes in other countries to repatriate these funds. The determination of the amount of additional taxes related to the repatriation of these earnings is not practicable, as it may vary based on various factors such as the location of the cash and the effect of regulation in the various jurisdictions from which the cash would be repatriated.

We note the Staff’s comment regarding paragraphs 50-1 and 50-2 of FASB ASC 740-30 and the Company will include such disclosure in its future filings.

Note 18 – Segment Information, page 105

5.	Please tell us how you have concluded that you are not required to report revenues for each product and service or each group of similar products and services in accordance with FASB ASC 280-10-50-40.

Response: The Company has divided its products into three different segments as follows: Home, Office and Mobile. The classification of the Company’s business segments is based on a number of factors that management uses to evaluate, view and run its business operations, which include, but are not limited to, customer base, homogeneity of products and technology.

Mr. Cascio

December 10, 2014

The Home segment consists of the following products: Cordless Telephony, Home Automation and Home Gateways. The Office segment consists of Voice-over-IP (VoIP) office products, including office solutions that offer businesses of all size low-cost VoIP terminals with converged voice and data applications. The Mobile segment consists of products for the mobile market that provides voice enhancement and far-end noise elimination targeted for mobile phone and mobile headsets.

The SEC rules for segment reporting (Item 101 of Regulation S-K) closely conform to the requirements of ASC 280.

In addition, Item 101(c)(1)(i) of Regulation S-K contains quantitative thresholds for disclosing revenues by class of similar products or services; whereas, ASC 280-10-50-40 requires such disclosure (unless impracticable) without providing materiality thresholds. Item 101 of Regulation S-K requires disclosure of revenues for the most recent three years for “any class of similar products or services” that accounted for at least 10% of consolidated revenue in any of those years.

In the Home segment, only revenues from cordless telephony products exceeded 10% of the Company’s total consolidated revenues for the most recent three years, and the Company disclosed the revenues for products in the Home segment that exceeded the 10% threshold in the Form 10-K. No revenues derived from products in the Office segment exceeded such threshold for the comparable periods. The Mobile segment itself had insignificant revenues for the comparable periods. Therefore, the Company only reported revenues for products in the Home segment that exceeded the 10% threshold in the Home segment.

The Company believes that it has applied the guidance of FASB ASC 280-10-50-40 by providing the revenues from external customers for each product and service or each group of similar products and services.

The Company will further investigate in its future filings the materiality of the revenues derived from each of the products within the three segments and make the required disclosures, if applicable.

Item 9. Controls And Procedures, page 108

6.

We note that Management’s Annual Report on Internal Control Over Financial Reporting on page 108 and the Report of Independent Registered Public Accounting Firm on page 53 do not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework that was used to perform the assessment – i.e., whether the 1992 Framework or Updated Framework issued in 2013 was used. In future filings please include reports that identify the version of the COSO Integrated Framework you and your auditor used in the assessment and in your response, tell us which version was utilized. Please refer to Item 308(a)(2) of Regulation S-K and paragraphs 167(l) and (m) of PCAOB Auditing Standard No. 2.

Mr. Cascio

December 10, 2014

Response: We acknowledge the Staff's comments and will revise our disclosure in future filings accordingly.

* * * * * *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to me at 011-97299529699 (telephone) or dror.levy@dspg.com (e-mail), or Jaclyn Liu, our outside counsel at Morrison & Foerster LLP, at 415-268-6722 (telephone) or jliu@mofo.com (e-mail).

Very truly yours, /s/ Dror Levy Dror Levy Chief Financial Officer

cc:      Jaclyn Liu, Morrison & Foerster LLP